UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-17444

AKZO NOBEL N.V.

The NASDAQ Stock Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Strawinskylaan 2555, 1077 ZZ Amsterdam, The Netherlands, +31 (20) 502 7555

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Ordinary shares of EUR 2 per share (“Ordinary Shares”)
American Depositary Shares each representing the right to receive one (1) Ordinary Share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(l)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Akzo Nobel N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 15, 2007	By /s/ R. Frohn	CFO/Member of the Board of Management
Date	Name	Title